Exhibits 16.1

March 13, 2018

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:
We were previously principal accountants for Heartland Express, Inc. (the Company) and, under the date of March 1, 2018, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2017 and 2016 and the effectiveness of internal control over financial reporting as of December 31, 2017. On March 8, 2018, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 7, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement 1) that the Audit Committee of the Board of Directors approved our dismissal or 2) regarding consultations with Grant Thornton LLP.
Very truly yours,
/s/ KPMG LLP